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Exhibit 12.4

UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
For the nine months ended September 30, 2001
(Dollars In Thousands)

EARNINGS:
Income from Continuing Operations before income taxes	$255,446
Add (Deduct):
Earnings on Equity Method	(31,289)
Distributions from Minority Subsidiaries	10,577
Minority interest in income of majority-owned subsidiaries that do not have fixed charges	7,417

242,151
Add fixed charges:
Consolidated interest expense	25,605
Deferred Debt Amortization Expense	586
Interest Portion (1/3) of Consolidated Rent Expense	8,200

$276,542

FIXED CHARGES:
Consolidated interest expense	$25,605
Deferred Debt Amortization Expense	586
Interest Portion (1/3) of Consolidated Rent Expense	8,200

$34,391

RATIO OF EARNINGS TO FIXED CHARGES	8.04

Tax-Effected Preferred Dividends	$118
Fixed Charges	34,391

Fixed Charges and Preferred Dividends	$34,509
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	8.02

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  Exhibit 12.4